EXHIBIT 99.3

SECOND AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

This amendment to the October 1, 2015 restatement of the Huntington Ingalls Industries Savings Plan (the “Plan”) incorporates the following changes negotiated between Huntington Ingalls Incorporated and the International Association of Machinist and Aerospace Workers (“IAM”) pursuant to a collective bargaining agreement for the term May 15, 2017 through November 15, 2020: (i) the cessation of active participation under the Plan and (ii) the preservation of rights as an inactive participant. These changes apply only to participants covered under the terms of the IAM collective bargaining agreement.

Effective as of August 7, 2017, unless otherwise indicated, the Plan is amended as follows:

I. Section 4.03 the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 4.03 Ineligible Positions. Ineligible positions include all employment not described in Exhibit A and positions outside of the United States if the Employee is not a citizen of the United States. Notwithstanding the preceding sentence, effective as of August 7, 2017 any Employee who is covered under the terms of the collective bargaining agreement between the Employer and the International Association of Machinist and Aerospace Workers shall be an Inactive Participant.”

II. In all respects not amended, the Plan is hereby ratified and confirmed.

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IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this amendment to be executed by its duly authorized representative on this 3rd day of August, 2017.

HUNTINGTON INGALLS INDUSTRIES, INC.

By
William Ermatinger
Executive Vice President and Chief Human
Resources Officer